Filed by Solexa, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following press release was released on December 19, 2006:
FOR IMMEDIATE RELEASE
Illumina and Solexa Announce Date of Special Meetings
Special Meetings of Stockholders Scheduled for January 26, 2007
San Diego and Hayward, California — December 19, 2006 — Illumina, Inc. (NASDAQ: ILMN) and Solexa, Inc. (NASDAQ: SLXA) announced today that each of Illumina and Solexa will hold its special meeting of stockholders at their respective offices on January 26, 2007 at 9:00 a.m., local time. The record date for each company’s special meeting of stockholders is the close of business on December 15, 2006. The primary purpose of these special meetings is for the stockholders to consider and vote upon a proposal to approve and adopt the previously announced merger agreement between Illumina and Solexa, in the case of the Solexa special meeting, and a proposal to approve the issuance of shares of Illumina common stock in the proposed merger with Solexa, in the case of the Illumina special meeting.
Forward-Looking Statements
This release contains forward-looking statements that involve risks and uncertainties. Illumina and Solexa caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. Such forward looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina’s and Solexa’s filings with the Securities and Exchange Commission (the “SEC”), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements beyond the date of this release.

Additional Information about this Transaction
In connection with the proposed merger, Illumina filed with the SEC today an amendment to its Registration Statement on Form S-4 that includes a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/ prospectus to their respective stockholders on or about December 21, 2006. Investors and security holders are urged to read the joint proxy statement/ prospectus regarding the proposed merger because it contains important information. You may obtain a free copy of the joint proxy statement/ prospectus and other related documents filed by Illumina and Solexa with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus and the other documents may also be obtained for free by accessing Illumina’s website at www.illumina.com under the tab “Investors” and then under the heading “SEC Filings” or by accessing Solexa’s website at www.solexa.com under the tab “Investors” and then under the heading “SEC Documents”.
Participants in this Transaction
Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger are set forth in the Registration Statement on Form S-4 containing the joint proxy statement/ prospectus. You can find information about Illumina’s executive officers and directors in Illumina’s definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa’s executive officers and directors in Solexa’s definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents from Illumina or Solexa using the contact information below.
About Illumina
Illumina (www.illumina.com) develops and markets next generation tools for the large-scale analysis of genetic variation and function. Illumina’s proprietary BeadArray technology — now used in leading genomics centers around the world — provides the throughput, cost effectiveness and flexibility necessary to enable researchers in the life sciences and pharmaceutical industries to perform the billions of tests necessary to extract medically valuable information from advances in genomics and proteomics. This information will help pave the way to personalized medicine by correlating genetic variation and gene function with particular disease states, enhancing drug discovery, allowing diseases to be detected earlier and more specifically, and permitting better choices of drugs for individual patients.
About Solexa
Solexa is developing and commercializing the Solexa Genome Analysis System, which will be used to perform a range of analyses including whole genome resequencing, gene expression analysis and small RNA analysis. Solexa expects its first-generation instrument, the 1G Genome Analyzer, to generate over a billion bases of DNA sequence per run and to enable human genome resequencing below $100,000 per sample, making it the first platform to reach this important milestone. Solexa’s longer-term goal is to reduce the cost of human re-sequencing to a few thousand dollars for use in a wide range of applications from basic research through clinical diagnostics. For further information, please visit www.solexa.com.
Contact:
Illumina, Inc.
Jay T. Flatley, President & Chief Executive Officer, 858-202-4567
jflatley@illumina.com
or
Christian O. Henry, Vice President & Chief Financial Officer, 858-202-4508
chenry@illumina.com
or
Maurissa Bornstein, Public Relations Manager, 858-332-4055
mbornstein@illumina.com
Solexa, Inc.

John West, Chief Executive Officer, 510-670-9300
john.west@solexa.com
or
Linda Rubinstein, Vice President and Chief Financial Officer, 510-670-9317
lrubinstein@solexa.com
Source: Illumina, Inc. and Solexa, Inc.